Oldwebsites.com, Inc.	November 4, 2010
P.O. Box 58228
Salt Lake City, Utah 84158

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Att:  Tamara Tangen

Re:  Oldwebsites.com, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Form 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
        File No. 000-52546

The following are responses to comments received from the SEC in a letter dated November 3, 2010:

Form 10-K for the Fiscal Year Ended December 31, 2009
Controls and Procedures
Evaluation of Disclosure Controls and Procedures

1.  Our conclusions regarding the effectiveness of our disclosure controls and procedures were presented under the incorrect caption of “Management’s Report on Internal Control over Financial Reporting”.    The conclusions will be re-filed under the proper heading as per follows:

3.   Management did in fact perform and complete its report on internal control over financial reporting but failed to report its assessment in the Company’s Form 10-K for the year ended December 31, 2009, and as a result, making the Company’s disclosure controls and procedures ineffective.  As such, management has amended it conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year end of December 31, 2009.  The Company is proposing to the 10-K of December 31, 2009 to amend its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures:

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: We evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this report. This evaluation (the “disclosure controls evaluation”) was done under the supervision and with the participation of management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”). Rules adopted by the SEC require that in this section of our Annual Report on Form 10-K we present the conclusions of the CEO and the CFO about the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report based on the disclosure controls evaluation.

Objective of Controls: Our disclosure controls and procedures are designed so that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures are also intended to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, and the Board of Directors as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily is required to use its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures

Management’s Report on Disclosure Controls and Procedures: Based upon the disclosure controls and procedures evaluation, our CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that the foregoing objectives are achieved.

However, on November 3, 2010, it was brought to the Company's attention that "Management’s Report on Internal Control over Financial Reporting" was not included in the Form 10-K for the year ended December 31, 2009 as required by Item 308T(a) and (b) of Regulation S-K.  With the failure to record, process, summarize and report this “Managements Report on Internal Control over Financial Reporting” within the time periods specified in the SEC’s rules and forms, the principal executive officer and the principal financial officer re-evaluated and determined that the Company's disclosure controls and procedures were ineffective as of December 31, 2009.  Management had in fact performed this evaluation and to correct this reporting omission, the Form 10-K for the year ended December 31, 2009 has been amended to include the “Management Report on Internal Control over Financial Reporting”.

The principal executive officer and the principal financial officer believe that this omission was as a result of human error, which is an inherent limitation to the effectiveness of any system of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  The principal executive officer and the principal financial officer have brought this omission to the attention of management to minimize the likelihood of a recurrence of such an error.

Management Report on Internal Control over Financing Reporting, Page 13

2.
Management did in fact perform its internal control over financial reporting as of December 31, 2009 as required by Item 308T(a) and (b) of Regulation S-K.  However, the Management Report on Internal Control over Financing Reporting was inadvertently not included in the Form 10-K filed by the Company for the Year Ended December 31, 2009, filed March 15, 2010.  The following is the amendment that the Company is proposing to the 10-K of December 31, 2009 to correct this missed statement:

Management's Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.

At December 31, 2009, management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on the assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

This annual report on internal control over financial reporting (“Annual Report”) does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibits 31.1 and 31.2

4.
The Principal Executive Officer and Principal Financial Officer certifications for the fiscal 2009 Form 10-K will be revised as follows to include the introductory language of Paragraph 4 and the language of Paragraph 4(b) of Item 601(b)(31) of Regulation S-K and then re-filed.

EXHIBIT 31.1
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES OXLEY-ACT OF 2002

I, James Roszel, certify that:

1.   I have reviewed this 10-K of Oldwebsites.com, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 4, 2010
James Roszel
President

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Controls and Procedures
Evaluation of Disclosure Controls, Page 11

5.
The certifying officers conclusions as to the effectiveness of the Company’s disclosure controls and procedures where included in these reports but under the incorrect heading of “Management’s Report on Internal Control over Financial Reporting”.  The 10-Q Forms for the Fiscal Quarters ended March 31, 2010 and June 30, 2010 will be re-filed with the following amendment to correct this:

CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures: We evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this report. This evaluation (the “disclosure controls evaluation”) was done under the supervision and with the participation of management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”). Rules adopted by the SEC require that in this section of our Quarterly Report on Form 10-Q we present the conclusions of the CEO and the CFO about the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report based on the disclosure controls evaluation.

Objective of Controls: Our disclosure controls and procedures are designed so that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures are also intended to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, and the Board of Directors as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily is required to use its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures

Management’s Report on Disclosure Controls and Procedures: Based upon the disclosure controls and procedures evaluation, our CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that the foregoing objectives are achieved.

Changes in Internal Control over Financial Reporting: There were no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 31.1 and 31.2

6.
The Principal Executive Officer and Principal Financial Officer certifications for the 10-Q Forms for the Fiscal Quarters ended March 31, 2010 and June 30, 2010 will be revised to include the introductory language of Paragraph 4 and the language of Paragraph 4(b) of Item 601(b)(31) of Regulation S-K and then re-filed. (as per example shown in response #4 above)

In connection with responding to the comments received on November 3, 2010 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Sincerely,

  /s/  James Roszel
James Roszel, President
November 4, 2010